NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA
RIDER No. #6
To be attached to and form part of Bond No. 6214275 in favor of First Focus Funds.
In consideration of the premium charged for the attached bond, it is hereby agreed that:
1.	At the request of the Insured, the Underwriter adds to the list of the insured under the attached bond the following:

First Focus Large Cap Growth Fund

2.	The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

3.	This rider shall become effective as 12:01 a.m. on 04/16/2007.

By:	/s/ Steven C. Liston
Authorized Representative